Exhibit 99.1

NEWS RELEASE

Toronto, May 2, 2023

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Q1 2023 Results

Core assets returned to normal operations

Our diversified portfolio continues to generate strong cash flows and high margins. The first quarter was impacted by production disruptions at Cobre Panama and Antapaccay as well as lower energy prices. Stronger precious metal deliveries are anticipated in Q2 with both assets having returned to normal operations. “Cobre Panama’s CP 100 Expansion is on-track for year-end and we look forward to initial contributions from Magino, Séguéla and Salares Norte during the year”, commented Paul Brink, CEO. Franco-Nevada is debt-free, is growing its cash balances and has a strong pipeline of growth opportunities.

After many years of valuable service, Louis Gignac and Elliott Pew retired from the Franco-Nevada Board at the Company’s annual meeting earlier today. Mr. Gignac served as one of the original directors of Franco-Nevada since its IPO in 2007 and has provided invaluable expertise and guidance to the Board and management. Mr. Pew joined the Franco-Nevada Board in 2019 and was a key director as the Company grew its Energy portfolio. “On behalf of the Board, I would like to thank Louis and Elliott for the enormous contribution they have made to the success of Franco-Nevada”, stated David Harquail, Chair.

		Q1 2023
	Q1 2023 results	vs
		Q1 2022
Total GEOs[1] sold (including Energy)	145,331 GEOs	-19%
Precious Metal GEOs[1] sold	111,238 GEOs	-14%
Revenue	$276.3 million	-18%
Net income	$156.5 million ($0.82/share)	-14%
Adjusted Net Income[2]	$152.2 million ($0.79/share)	-14%
Adjusted EBITDA[2]	$229.4 million ($1.20/share)	-20%
Adjusted EBITDA Margin[2]	83.0%	-1.9%

Strong Financial Position

●	No debt and $2.2 billion in available capital as at March 31, 2023
●	Generated $209.8 million in operating cash flow during the quarter
●	16 consecutive dividend increases. Quarterly dividend of $0.34/share

Sector-Leading ESG

●	Ranked Global 50 Top Rated and #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Committed to the World Gold Council’s “Responsible Gold Mining Principles”
●	Partnering with our operators on community and ESG initiatives
●	Goals of at least 30% women Board members, one diverse Board member on grounds broader than gender diversity by 2025, and 40% diverse representation at the Board and top leadership levels as a group by 2025

Diverse, Long-Life Portfolio

●	Most diverse royalty and streaming portfolio by asset, operator and country
●	Core precious metal streams on world-class copper assets outperforming acquisition expectations
●	Long-life reserves and resources

Growth and Optionality

●	Mine expansions and new mines driving 5-year growth profile
●	Long-term optionality in gold, copper and nickel and exposed to some of the world’s great mineral endowments
●	Strong pipeline of precious metal opportunities

Quarterly revenue and GEOs sold by commodity
	Q1 2023		Q1 2022
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	90,722	$172.2	99,831	$187.5
Silver	14,813	28.6	21,401	41.1
PGM	5,703	11.4	7,395	14.2
	111,238	$212.2	128,627	$242.8
DIVERSIFIED
Iron ore	7,074	$13.1	10,493	$19.3
Other mining assets	1,067	2.0	563	1.1
Oil	14,170	27.1	20,176	39.0
Gas	9,118	16.9	15,142	29.5
NGL	2,664	5.0	3,613	7.1
	34,093	$64.1	49,987	$96.0
	145,331	$276.3	178,614	$338.8

In Q1 2023, we earned $276.3 million in revenue, down 18.4% from Q1 2022, due to a decrease in GEOs earned from our Precious Metal assets and lower realized oil and gas and iron ore prices. Deliveries from our Precious Metal assets in Q1 2023 were affected by curtailed operations at Cobre Panama and Antapaccay. With both mines now operating at full production levels, we expect stronger deliveries for Q2 2023. Precious Metal revenue accounted for 76.8% of our revenue (62.3% gold, 10.4% silver, 4.1% PGM). Revenue was sourced 88.5% from the Americas (28.7% South America, 25.7% Central America & Mexico, 18.2% U.S. and 15.9% Canada).

Environmental, Social and Governance (ESG) Updates

During the quarter, we published our 2023 ESG Report that, among other things, highlights our key focuses for ESG due diligence, increased community contributions, new Board diversity goals and initiatives, and enhanced disclosure, including first-time reporting aligned with the GRI standards and disclosure of Scope 3 financed emissions attributable to our royalty and stream investments. We also adopted a new Climate Action Policy, which sets out our climate-related commitments and measures, including net-zero related commitments. We continue to rank highly with leading ESG rating agencies. We also received our CDP Supplier Engagement Rating of “A-” for 2022, which recognizes our company as a CDP Supplier Engagement Leader.

Tax Updates

●	Canada Revenue Agency (“CRA”) Audit: Subsequent to quarter-end, on April 28, 2023, we reached a settlement with the CRA with respect to the domestic reassessments and Foreign Accrual Property Income (“FAPI”) reassessments. These reassessments will be vacated entirely as the CRA has accepted the manner in which the Company deducts upfront payments made in connection with precious metal stream agreements for Canadian tax purposes. The potential tax exposure related to the reassessments to be vacated was $19.6 million (C$26.5 million) and $8.5 million (C$11.6 million), respectively, including interest and other penalties. With respect to the transfer pricing reassessments in relation to the Company’s Mexican and Barbadian subsidiaries, we continue to believe that these reassessments are not supported by Canadian tax law and jurisprudence and continue to defend our tax filing positions. Please refer to the “Contingencies” section of our Q1 2023 MD&A for further details on the CRA Audit.
●	Global Minimum Tax: The Organization for Economic Co-operation and Development has proposed the introduction of rules that would impose a global minimum tax rate of 15% (“Pillar Two”). On March 28, 2023, the Government of Canada reaffirmed its intention to implement Pillar Two effective for fiscal years that begin on or after December 31, 2023. Franco-Nevada has been evaluating the Pillar Two proposals, and once Canadian draft legislation is released, will review the legislation and assess the impact to the Company.

Portfolio Additions

●	Acquisition of Royalty on Kerr-Addison Property and Share Subscription with Gold Candle Ltd.: Subsequent to quarter-end, on April 14, 2023, we acquired a 1% NSR on Gold Candle Ltd.’s Kerr-Addison project located in Virginiatown, Ontario, for a purchase price of $10.0 million. We also committed to subscribe for common shares of Gold Candle, a private company, for a minimum of $4.4 million (C$6 million) by July 14, 2023.
●	Acquisition of Gold Royalties – Australia: As previously announced, on February 22, 2023, we acquired a portfolio of five primarily gold royalties from Trident Royalties Plc, which includes a 1.5% NSR on Ramelius Resources’ Rebecca gold project located in Western Australia, for total consideration of $15.6 million.

Q1 2023 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets were 111,238, compared to 128,627 GEOs in Q1 2022, with the decrease primarily due to curtailed operations at Antapaccay, as well as lower deliveries from Antamina and Guadalupe-Palmarejo.

South America:

●	Candelaria (gold and silver stream) – GEOs delivered and sold in Q1 2023 were slightly higher than in Q1 2022 due to timing of shipments.
●	Antapaccay (gold and silver stream) – GEOs delivered and sold were lower in Q1 2023 compared to Q1 2022 due to socio-political tensions in Peru that impacted operating activities and constrained logistics during the period. With operations and concentrate shipments back to normalized levels in March, we expect stronger deliveries in Q2 2023.
●	Antamina (22.5% silver stream) – GEOs delivered and sold were lower in Q1 2023 compared to Q1 2022. As expected, silver ounces sold decreased in the current quarter compared to the prior year period reflecting lower than average silver grades. In addition, the decrease in GEOs reflects a less favourable silver to gold GEO conversion ratio when compared to the 2022 period.
●	Tocantinzinho (gold stream) – In Q1 2023, we funded $90.7 million of our $250.0 million stream deposit on the Tocantinzinho project. G Mining Ventures continues to advance the development and construction of the project, which remains on track for commercial production in H2 2024.
●	Salares Norte (1-2% royalty) – Gold Fields reported total project completion of 87% for Salares Norte at the end of December 2022 with the commencement of commercial production expected in Q4 2023.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – First Quantum reported that following a temporary interruption of 15 days as a result of export restrictions, concentrate loading recommenced on March 9, 2023 and throughput returned to full capacity on March 10, 2023. The commissioning of the CP100 Expansion was completed in the first quarter and the annualized throughput rate of 100 Mtpa remains on schedule for the end of the year. First Quantum also reported that 2023 production guidance for Cobre Panama remains unchanged at 350,000 to 380,000 tonnes of copper. For Q1 2023, Franco-Nevada sold slightly fewer GEOs than in Q1 2022, as deliveries were impacted by the curtailment of operations in the quarter, partly offset by the receipt of GEOs from shipments related to Q4 2022 production.
●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo decreased in Q1 2023 compared to the same quarter in 2022 due to lower production at the mine and a lower proportion of production being sourced from ground covered by our stream.

U.S.:

●	Stillwater (5% royalty) – Production from Stillwater West in Q1 2023 was impacted by an incident reported in March 2023 that damaged shaft infrastructure. Sibanye-Stillwater reported that the remediation of the shaft infrastructure was completed mid-April 2023.
●	Goldstrike (2-6% royalties) – We earned fewer GEOs from our Goldstrike royalties in Q1 2023 than in Q1 2022. Production in Q1 2023 was impacted by planned roaster maintenance, the conversion of the autoclave to a conventional carbon-in-leach process and weather conditions.
●	Copper World Project (2.085% royalty) – In April 2023, Hudbay announced it received confirmation from the Army Corps of Engineers (the “ACOE”) that Hudbay’s previous surrender of the Section 404 Clean Water Act permit for the former Rosemont project was formally accepted and revoked as requested. The ACOE also reaffirmed that there are no waters of the U.S. on the property, and therefore, a 404 Permit is not required.

Canada:

●	Detour Lake (2% royalty) – Agnico Eagle indicated that the mill set a record for first quarter throughput and activities continued to focus on mill process optimization and improving availability with the goal of achieving and potentially exceeding throughput of 28 Mtpa. Exploration efforts are expected to focus on extending mineralization to the west and establishing an initial underground mineral resource. Agnico Eagle also expects to provide an update on the pathway to potentially increase production to one million ounces of gold per year.
●	Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Agnico Eagle reported productivity gains at the Macassa mine, supported by the new ventilation system and commissioning of Shaft #4. Drilling is planned to continue at AK in 2023 from the underground platforms that were developed in 2022, with a focus on continuing to upgrade and increase the indicated mineral resources. Franco-Nevada has multiple royalties at Macassa that include AK.
●	Canadian Malartic (1.5% royalty) – Agnico Eagle reported that underground development and surface activities at the Odyssey project are progressing well. Drilling activities were focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west.

●	Magino (2% royalty) – Argonaut Gold reported a 13% increase in Measured and Indicated Mineral Resources, inclusive of Proven and Probable Reserves, to 4,557,000 contained ounces of gold (150.8 million tonnes grading 0.94 g/t Au). With the construction of the project 80% complete as of the end of December 2022, the first gold pour is expected in H1 2023.
●	Island Gold (0.62% royalty) – Alamos Gold reported that it is continuing to make significant progress on the Phase 3+ Expansion including the start of construction of the hoist house and other shaft infrastructure. The Phase 3+ Expansion is expected to more than double gold production to an average of 287,000 ounces per year starting in 2026.
●	Valentine Gold (1.5% royalty) – Marathon Gold reported that the project remains on schedule for first ore to be delivered to the mill by the end of 2024 and first gold production in Q1 2025, with construction completion at 7% as of the end of February 2023. In February 2023, Marathon Gold exercised its option for a partial buy-back of our royalty, reducing our NSR to 1.5%.

Rest of World:

●	Séguéla (1.2% royalty) – Fortuna Silver Mines reported that construction activities are progressing on time and on budget with the overall project 96% complete as of the end of March 2023 and the first gold pour expected in May 2023.
●	Subika (Ahafo) (2% royalty) – Newmont reported that it expects higher grades at Ahafo in the second quarter of 2023 due to the planned mine sequence and progression of work at Subika Underground.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $64.1 million in revenue, down from $96.0 million in Q1 2022. The decrease is primarily due to lower realized oil and gas prices relating to our Energy assets.

Iron Ore:

●	Vale Royalty (iron ore royalty) – Revenue from the Vale royalty decreased compared to Q1 2022 primarily due to lower iron ore prices.
●	LIORC – Revenue from LIORC was relatively consistent year-over-year, with LIORC declaring a cash dividend of C$0.50 per common share in both periods.

Energy:

●	Marcellus (1% royalty) – Revenue from the Marcellus asset decreased compared to Q1 2022, reflecting lower NGL and natural gas prices and a slight decrease in production.
●	Haynesville (various royalty rates) – Revenue from the Haynesville portfolio decreased compared to Q1 2022, reflecting lower NGL and natural gas prices and a slight decrease in production.
●	SCOOP/STACK (various royalty rates) – Revenue from the SCOOP/STACK decreased compared to Q1 2022, reflecting lower realized prices.
●	Permian Basin (various royalty rates) – Revenue from the Permian Basin decreased compared to Q1 2022, reflecting lower realized prices and production.
●	Weyburn (NRI, ORR, WI) – Revenue from the Weyburn Unit was lower compared to Q1 2022, reflecting the decrease in commodity prices, partly offset by lower operating and capital expenditures incurred through our NRI and working interest.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.34 per share. The dividend will be paid on June 29, 2023 to shareholders of record on June 15, 2023 (the “Record Date”). The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”) which allows shareholders of Franco-Nevada to reinvest dividends to purchase additional common shares at the Average Market Price, as defined in the DRIP, subject to a discount from the Average Market Price in the case of treasury acquisitions. Pursuant to the terms of the DRIP, the Company has changed the discount applicable to the Average Market Price from 3% to 1%, effective from the dividend payable on March 30, 2023. The Company may, from time to time, in its discretion, further change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete unaudited Condensed Consolidated Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

We will host a conference call to review our Q1 2023 results. Interested investors are invited to participate as follows:

First Quarter 2023 Results Release:	May 2nd after market close
Conference Call and Webcast:	May 3rd 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688

Conference Call URL (This allows participants to join

the conference call by phone without operator assistance.

Participants will receive an automated call back after

entering their name and phone number):

https://bit.ly/3XZq6FB
Webcast:	www.franco-nevada.com
Replay (available until May 10th):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Passcode: 471262 #

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resource and mineral reserve estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, the completion of the public consultation process and obtaining all required Panamanian approvals for the proposed concession contract with the Government of Panama for the Cobre Panama mine and the terms of the proposed concession contract. In addition, statements relating to resources and reserves, gold equivalent ounces (“GEOs”) and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such resources and reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the resources and reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1	GEOs: GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q1 2023, the average commodity prices were as follows: $1,889/oz gold (Q1 2022 - $1,874), $22.56/oz silver (Q1 2022 - $24.00), $994/oz platinum (Q1 2022 - $1,041) and $1,567/oz palladium (Q1 2022 - $2,423), $124/t Fe 62% CFR China (Q1 2022 - $142), $76.13/bbl WTI oil (Q1 2022 - $94.29) and $2.76/mcf Henry Hub natural gas (Q1 2022 - $4.57).
2	NON-GAAP FINANCIAL MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted EBITDA and Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable IFRS financial measure, refer to the following tables. Further information relating to these Non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the three months ended March 31, 2023 dated May 2, 2023 filed with the Canadian securities regulatory authorities on SEDAR available at www.sedar.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges and reversal related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges and reversals related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.
●	Adjusted EBITDA Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2023	2022
Net income	$156.5	$182.0
Gain on sale of royalty interest	(3.7)	—
Foreign exchange loss and other (income) expenses	(2.2)	(6.2)
Tax effect of adjustments	1.6	1.4
Adjusted Net Income	$152.2	$177.2
Basic weighted average shares outstanding	191.9	191.3
Adjusted Net Income per share	$0.79	$0.93

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2023	2022
Net income	$156.5	$182.0
Income tax expense	27.6	36.0
Finance expenses	0.7	0.9
Finance income	(10.5)	(0.7)
Depletion and depreciation	61.0	74.6
Gain on sale of royalty interest	(3.7)	—
Foreign exchange loss and other (income) expenses	(2.2)	(6.2)
Adjusted EBITDA	$229.4	$286.6
Basic weighted average shares outstanding	191.9	191.3
Adjusted EBITDA per share	$1.20	$1.50

	For the three months ended
	March 31,
(expressed in millions, except Adjusted EBITDA Margin)	2023	2022
Adjusted EBITDA	$229.4	$286.6
Revenue	276.3	338.8
Adjusted EBITDA Margin	83.0%	84.6%

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At March 31,	At December 31,
	2023	2022
ASSETS
Cash and cash equivalents	$1,248.4	$1,196.5
Receivables	151.8	135.7
Gold bullion, prepaid expenses and other current assets	46.2	50.9
Current assets	$1,446.4	$1,383.1

Royalty, stream and working interests, net	$4,973.3	$4,927.5
Investments	235.2	227.2
Deferred income tax assets	37.0	39.9
Other assets	49.0	49.1
Total assets	$6,740.9	$6,626.8

LIABILITIES
Accounts payable and accrued liabilities	$46.8	$43.1
Current income tax liabilities	3.5	7.1
Current liabilities	$50.3	$50.2

Deferred income tax liabilities	$159.2	$153.0
Other liabilities	5.8	6.0
Total liabilities	$215.3	$209.2

SHAREHOLDERS’ EQUITY
Share capital	$5,704.4	$5,695.3
Contributed surplus	17.0	15.6
Retained earnings	1,031.5	940.4
Accumulated other comprehensive loss	(227.3)	(233.7)
Total shareholders’ equity	$6,525.6	$6,417.6
Total liabilities and shareholders’ equity	$6,740.9	$6,626.8

The unaudited condensed consolidated financial statements and accompanying notes can be found in our Q1 2023 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended
	March 31,
	2023	2022
Revenue	$276.3	$338.8

Costs of sales
Costs of sales	$38.2	$43.6
Depletion and depreciation	61.0	74.6
Total costs of sales	$99.2	$118.2
Gross profit	$177.1	$220.6

Other operating expenses (income)
General and administrative expenses	$6.2	$5.6
Share-based compensation expenses	3.2	4.3
Gain on sale of royalty interest	(3.7)	—
Gain on sale of gold bullion	(0.7)	(1.3)
Total other operating expenses	$5.0	$8.6
Operating income	$172.1	$212.0
Foreign exchange gain and other income	$2.2	$6.2
Income before finance items and income taxes	$174.3	$218.2

Finance items
Finance income	$10.5	$0.7
Finance expenses	(0.7)	(0.9)
Net income before income taxes	$184.1	$218.0

Income tax expense	27.6	36.0
Net income	$156.5	$182.0

Other comprehensive income, net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(0.4)	$22.2

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax	6.8	19.7
Other comprehensive income, net of taxes	$6.4	$41.9

Comprehensive income	$162.9	$223.9

Earnings per share
Basic	$0.82	$0.95
Diluted	$0.81	$0.95
Weighted average number of shares outstanding
Basic	191.9	191.3
Diluted	192.2	191.7

The unaudited condensed consolidated financial statements and accompanying notes can be found in our Q1 2023 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the three months ended
	March 31,
	2023	2022
Cash flows from operating activities
Net income	$156.5	$182.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	61.0	74.6
Share-based compensation expenses	1.5	1.6
Gain on sale of royalty interest	(3.7)	—
Unrealized foreign exchange gain	(2.1)	(6.2)
Deferred income tax expense	8.1	7.0
Other non-cash items	(0.7)	(1.7)
Acquisition of gold bullion	(4.8)	(9.5)
Proceeds from sale of gold bullion	8.5	16.1
Changes in other assets	—	(23.4)
Operating cash flows before changes in non-cash working capital	$224.3	$240.5
Changes in non-cash working capital:
Increase in receivables	$(16.1)	$(16.8)
Decrease in prepaid expenses and other	2.1	5.3
(Decrease) increase in current liabilities	(0.5)	1.6
Net cash provided by operating activities	$209.8	$230.6

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(109.3)	$(2.8)
Acquisition of energy well equipment	(0.3)	(0.3)
Proceeds from sale of investments	—	1.5
Proceeds from sale of royalty interest	7.0	—
Net cash used in investing activities	$(102.6)	$(1.6)

Cash flows used in financing activities
Payment of dividends	$(57.8)	$(50.1)
Proceeds from exercise of stock options	1.2	2.5
Net cash used in financing activities	$(56.6)	$(47.6)
Effect of exchange rate changes on cash and cash equivalents	$1.3	$2.0
Net change in cash and cash equivalents	$51.9	$183.4
Cash and cash equivalents at beginning of period	$1,196.5	$539.3
Cash and cash equivalents at end of period	$1,248.4	$722.7

Supplemental cash flow information:
Income taxes paid	$23.9	$22.5
Dividend income received	$3.9	$2.5
Interest and standby fees paid	$0.6	$0.6

The unaudited condensed consolidated financial statements and accompanying notes can be found in our Q1 2023 Quarterly Report available on our website